Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: August 19, 2025

The following text is an excerpt of the transcript from a Bloomberg interview discussing Palo Alto Networks, Inc. (“PANW”) and its proposed acquisition of CyberArk Software Ltd. PANW posted the video of the interview on LinkedIn from the PANW corporate account on August 19, 2025.

. . .

Caroline Hyde:

Okay. So, the expertise that you need, you’ve had organically, but also some inorganic expertise coming on when I think about the identity focus that you now put on with CyberArk, it’s a deal that of course will be folded in the longer term.

Nikesh Arora:

I don’t know. You guys like to call it inorganic. When you hire great people, that’s possibly called inorganic, isn’t it? Like when Meta goes and hires AI researchers and people hire people, that’s inorganic. Yes, we have to get great people from elsewhere because we don’t have the prerogative of having best people all the time. So yes, we buy great teams who are doing great work.

Caroline Hyde:

For 25 billion. This is a $25 billion acqui-hire.

Nikesh Arora:

Well, we can’t get there the way we got here, so we’re going to have to make sure that we go ahead. And it’s not just acqui-hire, it’s amazing technology, it’s a great bunch of people. And honestly, I think the way to frame it, Caroline, is if you listen to all the narratives I hear in Bloomberg and around in media, we’re all worried about agents. We all believe that agents are going to take over the world. We believe there are going to be more agents in companies than there are going to be humans. Now, well, somebody’s got to make sense of these agents. Somebody’s got to make sure these agents have credentials. They’re managed, they’re understood, they don’t run rogue, they have guardrails. That whole world of agentic AI needs a whole cloak or framework of identity management around them.

And CyberArk is the world leader in this topic. So, partnering with them, making them part of Palo Alto Networks, allows us to see ahead and say two years from now, three years from now, when the world is talking about how to manage all these things, how does Palo Alto get ready and be at the forefront so our customers can solve their problems on deploying AI while we help them with security?

Caroline Hyde:

What sales synergies do you see in that two to three years? How do you ensure that you don’t get a hit to that margin that some are worried about?

Nikesh Arora:

Look, as the first at scale cybersecurity company, we crossed a $10 billion revenue run rate, never been done in cybersecurity. That allows us to leverage scale economics. We run at a 30% operating margin. We are close to 40% free cash flow margins. We are a robust, profitable company. Any company that is in a billion, 2 billion dollar ARR business, which is where CyberArk is, we think we can vastly improve their operations as part of Palo Alto, because the scale economics that we bring. Both on the go-to-market side, we have 10 times the sellers they have and on the operating side, we’ve run large scale systems for 16,000 employees. Adding 6,000 employees doesn’t take a lot, but it does improve the margins of the underlying business substantially. So we believe that the acquisition will be accretive over time. We believe in FY28, we can collectively achieve a 40% free cash flow margin, which again, is gold standard in our industry, let alone our industry and software.

. . .

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the proposed transaction, statements related to the expected timing of the completion of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.